UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

Publicly Held-Company

CNPJ 32.785.497/0001-97

NOTICE TO THE MARKET

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) informs its shareholders and the market in general that its subsidiary Avon Products, Inc (“Avon”) has filed a Form 15 with the U.S. Securities and Exchange Commission (“SEC”) to terminate Avon’s voluntary filings of reports with the SEC.

On July 11, 2023, Avon launched an offer to purchase any and all of its 6.950% Notes due 2043 ("Notes") as well as a solicitation of consents to adopt certain amendments to the indenture governing the Notes and eliminate substantially all of the covenants and related provisions contained therein. On August 8, 2023, Avon entered into a supplemental indenture to effect these proposed amendments and, as a result, Avon is no longer required by the indenture governing the Notes to file voluntary reports and other information with the SEC.

Upon the filing of Form 15, Avon’s reporting obligations to the SEC were immediately suspended. The Form 15 will become effective 90 days after filing if there are no objections from the SEC or such shorter period as the SEC may determine.

São Paulo, August 9, 2023

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, any securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The tender offer and consent solicitation is made only by and pursuant to the terms of the offer to purchase and consent solicitation statement, and the information in this notice is qualified by reference to the offer to purchase and consent solicitation statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Moacir Salzstein
Name: Moacir Salzstein
Title: Corporate Governance Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: August 9, 2023